January 12, 2016

FEDERAL EXPRESS AND

EDGAR CORRESPONDENCE

Lyn Shenk

Accounting Branch Chief

Office of Transportation and Leisure

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Re:                             SkyWest, Inc.

Form 10-K for Fiscal Year Ended December 31, 2014

Filed February 18, 2015

File No. 000-14719

Response to Staff Letter Dated December 29, 2015

Dear Mr. Shenk:

We have reviewed the comments set forth in your letter dated December 29, 2015, regarding the Annual Report on Form 10-K of SkyWest, Inc. (“SkyWest”) referenced above, and offer the following responses.  For ease of reference, each of our responses is preceded by a bolded restatement of the applicable comment set forth in your letter.

Revenues, page 46

1.                    Please reconcile the measure “Passenger revenue excluding fuel, landing fee, station rent and engine overhaul reimbursements” presented in the table here of $2,937 and $2,929 for 2014 and 2013, respectively, with the measure “Passenger revenue excluding the pass-through expenses for fuel, landing fees and engine maintenance and the associated direct reimbursement from your major partners” discussed on page 40 of $2,583 and $2,570 for the same periods.

RESPONSE:

The measure “Passenger revenue excluding the pass-through expenses for fuel, landing fees and engine maintenance and the associated direct reimbursement from our major partners” discussed on page 40 of $2,583 million and $2,570 million for 2014 and 2013, respectively, is our passenger revenue excluding all directly-reimbursed expense amounts we incurred under our various fixed-fee contracts.  Whereas, the measure “Passenger revenue excluding fuel, landing fee, station rent and engine overhaul reimbursements” presented in the passenger revenue table on page 46 of $2,937 and $2,929 for 2014 and

2013, respectively, is our passenger revenue excluding only the directly-reimbursed items that significantly impacted the comparability of passenger revenue between 2014 and 2013, which were fuel, landing fees and station rents and engine overhaul amounts for those periods.

The reconciling difference between these two measures of $354 million and $359 million for 2014 and 2013, respectively, is the total amount of other directly-reimbursed expenses such as aviation insurance expense, de-ice fluid expense, property tax expense, aircraft lease expense, aircraft depreciation and aircraft related interest expense.  As the total of these other directly-reimbursed amounts did not significantly change from 2013 to 2014, and did not have a meaningful impact on the comparability in passenger revenues between 2013 and 2014, we did not include these other directly-reimbursed amounts as reconciling items in the passenger revenue table on page 46.

In future filings, we intend to clarify our reconciliation of measures disclosed in the Financial Highlights section of Management’s Discussion and Analysis of Financial Condition and Results of Operation (“MD&A”) to our financial statements to enhance the readers’ ability to compare our revenues reported for the periods discussed in the applicable filing.

2.                    Please explain to us why the reconciling item for fuel expense in the passenger revenue table on page 46 differs from the reconciling item for fuel expense for total airline expense on page 49.

RESPONSE:

The reconciling item “Fuel reimbursement from major partners” in the passenger revenue table on page 46 is the amount of directly-reimbursed fuel expense under our fixed-fee contracts of $76.7 million and $91.9 million for 2014 and 2013, respectively.  Whereas, the reconciling item “Fuel expense” in the total airline expense table on page 49 is the total fuel expense incurred under our fixed-fee contracts and our revenue-sharing agreements, as described on page 8 of our Annual Report on Form 10-K, for a total “Fuel expense” of $193.2 million and $193.5 million for 2014 and 2013, respectively, set forth on page 49.

Because the total airline expense section summarizes the comparability of our total airline expenses, we used the total fuel expense in the total airline expense table on page 49.

In future filings, we intend to use consistent directly-reimbursed cost adjustments in the passenger revenue table and in the total airline expense table to enhance the comparability of our passenger revenues and total airline expense.  We have implemented this change in our Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2015 (the “September Form 10-Q”) on page 19 (see the passenger revenue table for the applicable periods) and on page 21 (see the total airline expense table for the applicable periods), where the same directly-reimbursed fuel amount for each respective period is included in both tables.

3.                    We note from your disclosure on pages 38-39 that landing fees and station rents are directly-reimbursed expenses under all of your fixed-fee arrangements and recorded as passenger revenue. Please tell us why landing fee and station rent reimbursements from major partners is a reconciling item for passenger revenues in the table on page 46 but not for total airline expenses in the table on page 49.

RESPONSE:

We included the “Landing fee and station rent reimbursements from major partners” amount in the passenger revenue table on page 46 as a reconciling item because the reduction in this directly-reimbursed amount had a significant impact on the comparability of our revenues between 2014 and 2013.  As we provided disclosures on each of the individual expense components from page 47 to 49, including total station rentals and landing fees, we chose to include fuel expense and engine overhaul expense as reconciling items in the total airline expense table to reduce the duplication of disclosure within the total airline expense table.  We disclosed the reduction in our total station rents and landing fees expense as one of the primary items that impacted the change in our total airline cost between 2014 and 2013 in the paragraph below the total airline table on page 49.

In future filings, we intend to use consistent adjustments in the passenger revenue table and in the total airline expense table to enhance the comparability of our passenger revenues and total airline expense in our report.  We have implemented this change in our September Form 10-Q on page 19 (see the passenger revenue table for the applicable periods) and on page 21 (see the total airline expense table for the applicable periods), where the same directly-reimbursed landing fee and station rent amount for each respective period is included in both tables.

4.                    Please tell us why a reconciling item for “CRJ200 engine overhauls” is not included as a reconciling item for passenger revenues in the table on page 46 but is for total airline expenses in the table on page 49. In this regard, we note your disclosure that the timing of expense reimbursement and recognition of overhaul expense has a direct impact on the comparability of your operating income for the presented reporting periods. Your response should specifically address how the current presentation highlights this variability.

RESPONSE:

The reconciling item “Engine overhaul reimbursement from major partners” in the passenger revenue table on page 46 includes the amount of directly-reimbursed engine overhaul costs as provided in some of our fixed-fee contracts (defined on pages 39 and 40 as “Directly-Reimbursed Engine Contracts”).  Pursuant to the terms of our remaining fixed-fee contracts, we are not directly-reimbursed for engine overhaul costs.  Instead, we receive compensation and recognize revenue as we complete flights at agreed-upon fixed hourly rates, which may result in a timing difference between when revenue is earned and when engine overhaul costs are incurred, (defined on pages 39 and 40 as “Fixed-Rate Engine Contracts”).  We did not include “CRJ200 engine overhauls reimbursed at fixed hourly rates” in our passenger revenue table as engine overhaul costs incurred under our Fixed-Rate Engine Contracts are not directly-reimbursed costs and are not likely to impact the comparability of our passenger revenues.

As described on pages 47 and 48 under “Aircraft maintenance, materials and repairs,” significant variances in the engine overhaul costs incurred under our Fixed-Rate Engine Contracts can impact the comparability of our operating expenses and operating income between reporting periods, as these costs are not directly-reimbursed.  The total airline expense table on page 49 highlighted the fact that CRJ200 engine overhaul costs reimbursed at fixed hourly rates decreased from $39.4 million in 2013 to $25.2 million in 2014, or by $14.2 million.  The reduction in CRJ200 engine overhaul costs reimbursed at fixed hourly rates resulted in a decrease to our operating expense and increase to our operating income when comparing 2014 to 2013.

In future filings, we intend to use consistent directly-reimbursed cost adjustments in the passenger revenue table and in the total airline expense table to enhance the comparability of our passenger revenues and total airline expense.  When applicable, we intend to separately disclose the impact of engine overhaul costs incurred under our Fixed-Rate Engine Contracts in our discussion of “Aircraft maintenance, materials and repairs” in our Results of Operations disclosures.

By this letter, we also acknowledge that:

(i)                                     SkyWest is responsible for the adequacy and accuracy of the disclosure in the filing identified above;

(ii)                                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing identified above; and

(iii)                               SkyWest may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in addressing the issues described above.  If you would like to discuss any issues presented by the comments and the responses contained in this letter, feel free to contact me at (435) 634-3200 or Brian G. Lloyd, our outside counsel, at (801) 257-7964.

Very truly yours,

/s/ Robert J. Simmons

Robert J. Simmons
Chief Financial Officer

cc: W. Steve Albrecht

Chair, Audit & Finance Committee